Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, January 14, 2025 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 6 to January 10, 2025:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/01/2025	401,148	54.293302	21,779,649.51	XPAR
06/01/2025	125,000	54.269488	6,783,686.00	CEUX
06/01/2025	30,000	54.279271	1,628,378.13	TQEX
06/01/2025	20,000	54.228060	1,084,561.20	AQEU
07/01/2025	401,920	54.863319	22,050,665.17	XPAR
07/01/2025	120,000	54.852625	6,582,315.00	CEUX
07/01/2025	30,000	54.852976	1,645,589.28	TQEX
07/01/2025	20,000	54.852980	1,097,059.60	AQEU
08/01/2025	416,805	54.958494	22,906,975.09	XPAR
08/01/2025	110,000	54.968399	6,046,523.89	CEUX
08/01/2025	30,000	54.969252	1,649,077.56	TQEX
08/01/2025	20,000	54.971239	1,099,424.78	AQEU
09/01/2025	402,298	55.292007	22,243,863.83	XPAR
09/01/2025	120,000	55.291489	6,634,978.68	CEUX
09/01/2025	30,000	55.293917	1,658,817.51	TQEX
09/01/2025	20,000	55.293310	1,105,866.20	AQEU
10/01/2025	407,515	55.766070	22,725,510.02	XPAR
10/01/2025	110,000	55.750513	6,132,556.43	CEUX
10/01/2025	30,000	55.771657	1,673,149.71	TQEX
10/01/2025	20,000	55.768872	1,115,377.44	AQEU
Total	2,864,686	55.030124	157,644,025.03

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).